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July 25, 2006	Writer’s Direct Contact
303.592.2253
bcaid@mofo.com
Via Edgar
Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 6010

Re:	QLT Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 0-17082
Dear Mr. Rosenberg:
We received your letter dated July 19, 2006 relating to the above-referenced filing of QLT Inc. (the “Company”). Please be advised that the Company is currently working on responses to the Staff’s comments and will cooperate fully with the Staff in this matter.
You have requested that the Company respond to the Staff’s comments within ten business days. The Company hereby respectfully requests that the response deadline be extended to August 14, 2006 to allow the Company to obtain necessary input from certain key personnel who are currently on vacation and from others who are actively engaged in the Company’s second quarter close and the preparation of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.
Please do not hesitate to contact me if the requested extension creates any problems or concerns. Thank you for your consideration and I look forward to working with you in this matter.
Sincerely yours,
/s/ Brian V. Caid
Brian V. Caid

cc:	Cameron Nelson, QLT Inc.
Frank Wyman, U.S. Securities and Exchange Commission